

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2011

Via E-mail
Mr. Francis R. Biscan, Jr.
President, Chief Executive Officer and Director
Tara Gold Resources Corp.
2162 Acorn Court
Wheaton, Illinois 60189

   Re: Tara Gold Resources Corp.
     Registration Statement on Form 10
     Filed August 4, 2011
     File No. 0-29595

Dear Mr. Biscan:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that your Form 10 registration statement will become automatically effective 60 days from the date of the first filing with EDGAR. Refer to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934.

2. To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure in the marked version of the document.

3. Please provide updated interim financial statements for the quarter ended June 30, 2011 in your next amendment to comply with Rule 8-08 of Regulation S-X.

4.   We note on May 6, 2010 the Securities and Exchange Commission temporarily
        suspended trading in your securities for your failure to file reports required by Section 13
        of the Securities and Exchange Act of 1934. On September 7, 2010 an administrative
        law judge issued an initial decision revoking the registration of your securities. You filed
        a petition to review this decision, which was denied upon review by the Commission. On
        July 28, 2011 the Commission revoked the registration of your securities pursuant to
        Section 12(j) of the Securities Act of 1934. Provide disclosure disclosing that event and
        the Commission's decision.   In this regard, we note that you did not make a timely
        periodic filing between May 16, 2002 (when you filed a timely quarterly report for the
        first quarter of fiscal year 2002), and May 23, 2011 (when you filed a timely quarterly
        report for the first quarter of fiscal year 2011). In addition, we note that despite repeated
        notices and the administrative proceedings discussed above, you never became current in
        your prior reporting obligation, as you failed to file your annual report for fiscal 2008, as
        well as the required quarterly reports for the first three quarters of fiscal 2008 and the
        second and third quarters of fiscal 2009.

5.   Please also provide appropriate disclosure that based on your repeated failure to file
        periodic reports leading up to the revocation of the registration of your securities, there is
        a risk that you will fail to file reports timely, if at all, once you again become subject to
        the reporting requirements of the Securities Exchange Act of 1934.

Business, page 2

6.   Please explain why you formed Tara Minerals Corp. in 2006, which we note is a separate
        reporting company, quoted on the OTCBB under the symbol "TARM." Please also
        explain why you later formed Adit Resources Corp. in 2009 existing as a privately held
        subsidiary of Tara Minerals. In this regard, throughout your document you appear to treat
        Tara Gold and Tara Minerals as one and the same. For instance, the focus of Tara Gold is
        disclosed as currently on properties owned by Tara Minerals, and Tara Gold's equity
        compensation plan entirely consists of shares and options of Tara Minerals.

7.   As part of your response, please also discuss whether the formation of these other
        companies, especially for the separate reporting company Tara Minerals, contributed to
        your inability to have the financial resources to file required periodic reports, and if your
        precarious financial condition is expected to continue. We note that during the Section
        12(j) proceedings your financial position was one of the reasons cited by your counsel as
        a reason for your repeated failure to file required periodic reports.

8.   Please discuss conflicts of interests by and among Tara Gold, Tara Minerals and Adit
        Resources.

9.   We note your disclosure that you have begun to distribute the shares of Tara Minerals to
        your shareholders. Please provide a graphical illustration of the ownership structure of
        your properties, including your percentage ownership of each of your subsidiaries and the

mining assets held thereunder, both before and after the distribution of shares of Tara Minerals to your shareholders is complete. We may have further comment.

10.   Please provide us with a detailed analysis as to why you believe the spin-off of Tara Minerals Corp. shares of common stock to the shareholders of its parent company Tara Gold Corp. is not a "sale" of the securities by the parent and does not need to be registered under the Securities Act of 1933. Refer to Staff Legal Bulletin No. 4, available at http://www.sec.gov/interps/legal/slbcf4.txt. As part of your response, tell us the number of shares that have been distributed.

11.   It appears that the majority of your assets, capital requirements during the next twelve months, and the general focus of your business are in mining assets held through your equity interest in Tara Minerals. For instance, you disclose on page 16 that as of July 31, 2011 you are reviewing a variety of your properties and may terminate said purchase agreements as Tara Gold is currently focusing its efforts on Don Roman Groupings, Picacho Groupings and Tania Iron Project. We note that all three of those projects are projects in which Tara Gold holds an interest only through its equity ownership of Tara Minerals.   Considering your stated focus, please disclose the future plans of Tara Gold once the distribution of Tara Minerals shares is complete. In this regard, disclose if your executive officers will continue to serve both companies, and discuss the business plan of Tara Gold after the distribution is complete.

12.   Please explain what you mean by your plan to acquire "low-cost" properties that have the potential for "high-yield" returns.

13.   Please update the status of any of your properties. For instance, we note your disclosure that as of July 31, 2011 you may terminate your purchase agreement and return the Las Minitas Prospect, the Mariana and Mezquite Prospect, and also that you decided not to proceed with the acquisition of the La Virginia Prospect. This appears to leave only two properties that will be owned by Tara Gold after the spin-off of Tara Minerals is complete, namely the La Currita Prospect and the La Estrella Prospect.

14.   Please tell us if your operations have been affected at all by the escalating conflict between the Mexican government and drug cartels, including but not limited to increased security costs. In this respect, we note it is estimated that over 10,000 drug war related deaths have occurred since January 1, 2007, including over 2,500 in the State of Chihuahua, Mexico, where the majority of your Mexican mining assets are located.

Properties Owned by Tara Minerals Corp., page 6

Godinez Joint Venture, page 8

15.   Please support or remove your statement that Godinez contains gold bearing vein structures "that after initial testing look very promising.

General

16.   Please disclose the total number of employees employed by Tara Gold <u>and</u> its
        subsidiaries.

Financial Information, page 12

17.   Please explain your investor relations expenses, which we note appear to be some of the
        largest expenses that you incur. For instance, in the fiscal year ended December 31, 2010
        you incurred USD $7.8M of investor relations expenses, which was your single largest
        expense in that fiscal year. Please disclose what services were provided, by whom, and
        how such persons were compensated. We may have further comment.

18.   You disclose that in April of 2011 Tara Minerals signed a letter of intent with an
        unrelated third party to provide the capital and expertise to restart operations at the Don
        Roman Groupings. Please provide the name of this third party, and provide an update to
        as if a definitive agreement has been negotiated.

Directors and Executive Officers, page 17

19.   For each officer and director, please provide all the information required by Item 401(e)
        of Regulation S-K. In this regard, it does not appear that you have disclosed all
        employments engaged in by your officers and directors. For instance, we note that
        Francis R. Biscan, Jr., your president, Chief Executive Officer and Director, also appears
        to be the Chairman of Adit Resources Corp., which appears a 87% owned subsidiary of
        Tara Minerals. Your Treasurer and Chief Financial Officer Lynda Keeton-Cardno and
        Controller and Director Clifford A. Brown also appear to hold similar positions with Adit
        Resources, and Ms. Keeton-Cardno also appears to be the CFO of Tara Minerals.

20.   Please disclose the date of employment and positions held by Ms. Keeton-Cardno with
        Arthur Andersen LLP.

Executive Compensation, page 18

21.   Please explain how you determined to award $2,314,275 in options awards to Francis R.
        Bican, Jr. in fiscal 2010. As part of this, please also clarify whether these were options to
        purchase Tara Gold or Tara Mineral's shares.

22.   Please explain your decision to award shares of Tara Minerals as compensation, as
        opposed to shares of Tara Gold.   We note further your disclosure on page 19 that the
        stock option and bonus plan appears to only be adopted by Tara Gold's subsidiary Tara
        Minerals.

23.   Please tell us if the compensation amounts presented include all compensation that your
        executive officers and directors received for their services to Tara Gold and its

subsidiaries, including Tara Minerals and/or Adit Resources. If such amounts do not include all compensation, please revise to disclose all compensation received. In this regard, for example, in the Form 10-K for the fiscal year ended December 31, 2010 filed by Tara Minerals, we note that separate compensation amounts are disclosed. Clifford A. Brown, as one example, is disclosed as having received $771,909 in total compensation in fiscal year 2010 for his services to Tara Minerals.

24.   Please disclose the amount of time that Clifford A. Brown devotes to your business.

25.   You disclose that you have entered into an employment agreement with Francis R. Biscan, Jr. You disclose the term of the agreement as three years, with a base salary of $112,000 per year. Thus, please clarify the proposed compensation of $276,000 to be paid to Mr. Biscan in 2011.

26.   We note your disclosure that along with employees, consultants and advisors may be granted options pursuant to Tara Minerals non-qualified stock option plan and also may be issued shares under Tara Minerals stock bonus plan. In this regard, we note a number of contracts with consultants for investment relations activities filed by you and Tara Minerals in which such persons are compensated with shares. Please tell us how this comports with your disclosure that to be eligible for options or stock bonuses such bona fide services must not be in connection with the offer or sale of securities in a capital-raising transaction or promoting the price of Tara Mineral's common stock.

Certain Relationships and Related Transactions, and Director Independence, page 21

27.   Please provide all such disclosures required by Item 404(d) of Regulation S-K. In this regard, despite your disclosure of "none" you appear to have engaged in a series of related party transactions required to be reported. For instance, we note that on page 9 you disclose a series of transactions from 2009-2011 between Tara Minerals and Adit Resources Corp. We note that you own the majority of the common stock of Tara Minerals, which in turns owns 87% of the common stock of Adit Resources. We also note, for instance, your disclosure under "Note 5. Related Party Transactions" on page F-28 and F-51.

Legal Proceedings, page 21

28.   Please explain your disclosure that on September 13, 2010 Tara Gold announced that Tara Minerals would acquire all of the outstanding shares of Tara Gold. This appears contradicted by your disclosure on page 2 that Tara Gold is distributing its shares of Tara Minerals to its shareholders.

29.   You disclose that Tara Gold intends to appeal the July 18, 2011 decision of the Commission and seek re-instatement of the trading of Tara Gold common stock. As this ruling was after your appeal from the initial decision of the administrative law judge, please explain what further appeal you intend, or remove this disclosure.

30.   Please provide disclosure pursuant to Item 401(f) of Regulation S-K.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 22

31.   You disclose that as a result of the stop trading order on May 6, 2010 your common stock was removed from the Pink Sheets and traded only on an unsolicited basis until July 18, 2011, when all trading ceased as result of the Commission's ruling. After May 6, 2010, thus, it does not appear that there was any established public trading market for your common stock. Please explain why you disclose the high and low closing prices for your common stock for the quarterly periods after May 6, 2010. See Item 201(a) for more information.

Recent Sales of Unregistered Securities and Use of Proceeds, page 23

32.   Please disclose the number of securities sold by you and your subsidiaries over the last three years which were not registered under the Securities Act. Please also disclose the exemption from registration relied upon for these sales, and the facts relied upon to make said exemption available. See Item 701 of Regulations S-K.

Report of Independent Registered Public Accounting Firm, page F-1

33.   We note that your auditors have indicated in the scope and opinion paragraphs of their report that their audit covers the inception-to-date statements of operations, stockholders' equity and cash flows. However, we note that their report also indicates that the financial statements from inception (October 14, 1999) through December 31, 2004 were audited by other auditors. In order to properly present the cumulative information as audited, you will need to obtain and file an audit report from your current auditors which clarifies whether they have audited the entire cumulative period or are expressing reliance on other auditors in rendering their opinion. If such reliance is being placed, you will need to obtain permission from your prior auditors to include their report in your filing. Otherwise, you will need to label all of the cumulative data in your filing as unaudited.

Financial Statements

Note 1 – Basis of Presentation and Organization and Significant Accounting Policies

Recoverable Value-Added Taxes and Allowance for Doubtful Accounts, page F-17

34.   We note your disclosures indicating that you significantly increased your allowance for doubtful accounts related to your value added tax receivables from $374,116 (10%) as of December 31, 2009 to $2,009,548 (62%) as of December 31, 2010. You explain that this increase was based on your determination that the Mexican government may not allow a compete refund of these taxes. Please expand your discussion to clarify the changes in facts and circumstances that led to your conclusion that the receivables were no longer

collectible, providing details sufficient to understand both the timing and the type of information you obtained that led to the increase in the allowance.

Note 4 – Income taxes, page F-25

35.   We note that you report deferred tax assets of $2.9 million and $1.7 million for the years ended December 31, 2010 and 2009, respectively. You state that the 2009 deferred tax asset was "fully utilized in 2010 as a result of Tara Gold United States IRS audit" and that you believe the 2010 deferred tax asset is realizable due to "Adit's letter of intent with Yamana that grants Yamana an option to acquire up to a 70% interest in Adit's Picacho gold/silver project." Given that you have generated a nominal amount of revenues and incurred significant losses since inception, please explain why you believe it is more likely than not that your deferred tax assets will be realized, providing details sufficient to understand how the IRS audit and the letter of intent with Yamana directly affect your ability to realize the deferred tax asset as of December 31, 2010 and 2009.

Exhibits

36.   Please confirm that you have filed all contracts that Tara Gold and/or its subsidiaries are a party. In this regard, we note that there are multiple agreements filed in the Form 10-K for the fiscal year ended December 31, 2010 by Tara Minerals that do not appears listed in your exhibit index. See Item 601(b)(10)(i) of Regulation S-K.

Exhibit 21

37.   Please disclose all of your subsidiaries.

Engineering Comments

General

38.   We note that your website and some press releases refer to or use the terms "measured," "indicated," and "inferred," resources. If you continue to make references on your web site or press releases to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language or provide a legal disclaimer tab or page:

>   Cautionary Note to U.S. Investors -The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10

which may be secured from us, or from our website at
http://www.sec.gov/edgar.shtml.

Please indicate the location of this disclaimer in your response.

La Currita Prospect, page 5

39.　Please disclose the following information for each of your properties:

- The nature your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

- Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

40.　Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

41.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Don Roman Groupings, page 7

42. Please disclose your annual production as required by Regulation S-K, Instructions to Item 102, Part 3.

43. We note you have placed your mineral project into production without first establishing mineral reserves supported by a technical report and completing a feasibility study. Historically, such projects have a much higher risk of economic or technical failure. Please add a risk factor to your filing stating you are not basing your production decision on a pre-feasibility or feasibility study of mineral reserves, which demonstrate your economic and technical viability. In addition, please provide adequate disclosure of the increased uncertainty, with specific economic and technical risks of failure associated with your production decision.

44. Your filing gives the impression that your company is either preparing for mineral production or is currently in mineral production. Without a reserve, as defined by the Guide 7(a) (1), your company must be in the exploration stage, as defined by Guide 7(a) (4) (i). As such, SEC's Industry Guide 7 specifically requires that your filing describe your business activities, as exploration state activities until your company has "reserves" as defined in the Industry Guide 7.

- Please revise your disclosure to ensure that investors understand the actual stage of your mineral-related activity. Please clearly state that your company is currently engaged in mineral exportation activities and that you are in the exploration state.

- Please remove all references in your filing that use the terms mining or mining operations, or any term that may imply mineral production, such as operations.

- In particular, substitute the term mineral exploration for mining operations.

There may be further comments concerning these points, pending your response.

45. We note that you utilize a significant amount of technical terminology in describing your properties that may not be familiar to the average investor. Revise your filing to convey the meaning of technical words through the context of your discussion as much as possible. Provide definitions of geologic and technical terms in a glossary for words that cannot be adequately defined in the text.

La Verde Groupings, page 7

46.   We note you are reporting sample ranges in this section. When reporting the results of
        sampling and chemical analyses, please revise your disclosure to address each of the
        following regarding mineralization of existing or potential economic significance on your
        property:

    • Disclose only weighted-average sample analyses associated with a measured length
      or a substantial volume.

    • Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a
      substantial and disclosed weight.

    • Eliminate all disclosure of the highest or best values/grades of sample sets. Present a
      balanced disclosure of the drill and sampling results

    • Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

    • Eliminate statements containing grade and/or sample-width ranges.

    • Aggregated sample values from related locations should be aggregated based on a
      weighted average of lengths of the samples.

    • Generally, use tables to improve readability of sample and drilling data.

    • Soil samples may be disclosed as a weighted average value over an area.

    • Refrain from reporting single soil sample values.

    • Convert all ppb quantities to ppm quantities for disclosure.

    • Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

        Please revise your disclosures to comply with this guidance. Please note the TSX
        Venture Exchange Corporate Finance Manual – Appendix 3F also addresses many of
        these items.

47.   Detailed sampling provides the basis for the quality estimate or grade of your mineral
        discovery. Please provide a brief description of your sample collection, sample
        preparation, and the analytical procedures used to develop your analytical results. In
        addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you
        have developed for your exploration program. These procedures would serve to inform
        potential investors regarding your sample collection and preparation, assay controls,
        sample custody, assay precision and accuracy procedures and protocols.

48.   We note you are subject to Federal permitting requirements in Mexico. Please provide a short summary of the permits, environmental requirements, and/or operational plans required to perform exploration or mining activities on your properties.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650, or Karl Hiller, Accounting Branch Chief, at (202) 551-4411 if you have any questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: <u>Via E-mail</u>
        William Hart